FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 3, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Material Change Report of the Company dated February 1, 2006 and filed in various Canadian jurisdictions on February 2, 2006	3

Decision document in the matter of National Policy 43-201 Mutual Reliance Review System evidencing receipts or notices of acceptance of the filing of the Company’s second Prospectus Supplement dated January 27, 2006 to its MJDS Shelf Prospectus dated July 13, 2004, in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, dated January 27, 2006	5

Agency Agreement between the Company and Rodman & Renshaw, LLC dated January 10, 2006	6

Consent of Deloitte & Touche LLP dated January 27, 2006 regarding certain financial statements of the Company and the Prospectus Supplement dated January 27, 2006 and filed with the Securities and Exchange Commission on January 30, 2006	7

Signature	8

BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. ("Biomira")
2011 - 94 Street
Edmonton, Alberta T6N 1H1

2.	Date of Material Change

January 27, 2006

3.	News Release

Biomira issued a news release on Canada NewsWire on January 27, 2006.

4.	Summary of Material Change

On January 27, 2006, Biomira announced that it had arranged a financing totaling approximately U.S. $16.1 million with Rodman & Renshaw, LLC of New York acting as exclusive placement agent.

5.	Full Description of Material Change

On January 27, 2006, Biomira announced that it had arranged a financing totaling approximately U.S. $16.1 million with Rodman & Renshaw, LLC of New York acting as exclusive placement agent.

The Company will be offering up to 10,572,368 units, each consisting of one common share and 0.25 of a warrant, at an issue price of U.S. $1.52. Each warrant will entitle the holder thereof to purchase one common share at an exercise price of U.S. $2.50. The warrants will have a 42-month term, from the date the financing closes, and a no-exercise period of six months.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor
Vice-President Finance & Administration
Biomira Inc.
2011 - 94 Street
Edmonton, Alberta T6N 1H1
Telephone: (780) 450-3761

DATED at Edmonton, Alberta, effective this 1st day of February, 2006.

BIOMIRA INC.

By:	Signed “Edward A. Taylor”

Edward A. Taylor
Vice-President Finance & Administration

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

BIOMIRA INC.

DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts or notices of acceptance of filing of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have been issued for a second prospectus supplement dated January 27, 2006 to the MJDS Shelf Prospectus of the above issuer dated July 13, 2004.

DATED at Calgary, Alberta this January 27, 2006

"Agnes Lau"
Agnes Lau
Associate Director, Corporate Finance

SEDAR Project # 00662676

January 10, 2006

Edward Taylor
Vice President of Finance, Chief Financial Officer
Biomira Inc.
2011-94th Street
Edmonton, AB T6N 1H1, Canada

Dear Mr. Taylor:

The purpose of this letter agreement (the “Agreement”) is to set forth the terms and conditions pursuant to which Rodman & Renshaw, LLC (“R&R”) shall introduce Biomira Inc. (the “Company”) to one or more investors in connection with the currently proposed offering (the “Offering”) of securities (the “Securities”) of the Company. The terms of such Offering and the Securities shall be mutually agreed upon by the Company and the investor(s). The identities of the investors to which R&R introduces the Company (the “Investors”) shall be proprietary information of R&R and shall not be divulged to third parties by the Company, nor used by the Company outside the scope of R&R’s engagement as described herein.

The parties hereto hereby agree that the Company shall pay to R&R the fees and compensation set forth below if there is any financing of equity or debt (including without limitation the Offering) or other capital raising activity of the Company within 18 months of the date of this Agreement with any Investors (a “Financing”).

In consideration of the services rendered by R&R under this Agreement, the Company agrees to pay R&R the following fees and other compensation:

(a)	A cash fee payable immediately upon the closing of any portion of any Financing (including without limitation the Offering) and equal to 4% of the aggregate capital raised pursuant to such Financing.
(b)	1% Warrant Coverage.
(c)	$10,000 expense allowance.

This agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles. Any dispute arising out of this Agreement shall be adjudicated in the courts of the State of New York or in the federal courts sitting in the Southern District of New York, and each of the parties hereto agrees that service of process upon it by registered or certified mail at its address set forth herein shall be deemed adequate and lawful. The Company shall Indemnify R&R against any liabilities arising under the Securities Act of 1933, as amended, attributable to any information supplied or omitted to be supplied to any Investor by the Company pursuant to this Agreement. The Company acknowledges and agrees that R&R is not and shall not be construed as a fiduciary of the Company.

This Agreement constitutes the entire understanding and agreement between the parties hereto with respect to its subject matter and there are no agreements or understandings with respect to the subject matter hereof which are not contained in this Agreement. This Agreement may be modified only in writing signed by the party to be charged hereunder.

If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this letter.

Very truly yours,

RODMAN & RENSHAW, LLC

Agreed to and accepted	By:
as of the date first written above:	Name: Thomas G. Pinou
Title: Chief Financial Officer

BIOMIRA INC.
By:
Name:
Title:

1270 Avenue of the Americas, 16th Floor
New York, NY 10020

Deloitte & Touche LLP 2000 Manulife Place 10180 - 101 Street Edmonton AB T5J 4E4 Canada Tel: (780) 421 3611 Fax: (780) 421 3782 www.deloitte.ca

January 27, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Securities Division, Department of Justice, Newfoundland
Registrar of Securities, Prince Edward Island

Dear Sirs/Madams:

Biomira Inc. (the "Company")

We refer to the prospectus supplement of the Company dated January 27, 2006, relating to the sale and issue of up to 10,572,368 units comprising 10,572,368 shares of common stock and warrants to purchase 2,643,092 shares of common stock of Biomira Inc. (the "prospectus supplement").

We consent to the use, through incorporation by reference in the above-mentioned prospectus supplement, of our report dated February 18, 2005 (except for Note 23 which is as of January 6, 2006) to the shareholders of the Company on the following financial statements:

            Consolidated balance sheets as at December 31, 2004 and 2003;

            Consolidated statements of operations, deficit and cash flows for the years ended December 31, 2004 and 2003.

We report that we have read the prospectus supplement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Chartered Accountants
Edmonton, Alberta

Member of Deloitte Touche Tohmatsu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: February 3, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer